UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Gilat Satellite Networks Ltd.
                         -----------------------------
                                (Name of Issuer)

                 Ordinary Shares, NIS 0.20 par value per share
                 ---------------------------------------------
                         (Title of Class of Securities)

                                   M51474118
                                   ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2009
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M51474118


1   NAME OF REPORTING PERSON: Menora Mivtachim Holdings Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF     7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY  8     SHARED VOTING POWER: 2,047,701 Ordinary Shares**
OWNED BY
EACH          9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH   10    SHARED DISPOSITIVE POWER: 2,047,701 Ordinary Shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     2,047,701 Ordinary Shares**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):5.09%***

14  TYPE OF REPORTING PERSON:  HC

*    See Item 3.
**   See Item 5.
*** Based on 40,217,430 ordinary shares of the Issuer issued and outstanding as of October 31, 2009, obtained from the Issuer's Form 6-K for November 2009, filed with the Securities and Exchange Commission on November 27, 2009.

CUSIP No.  M51474118

1   NAME OF REPORTING PERSON: Menora Mivtachim Insurance Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel


NUMBER OF     7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY  8     SHARED VOTING POWER: 1,742,078 Ordinary Shares**
OWNED BY
EACH          9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH   10    SHARED DISPOSITIVE POWER:  1,742,078 Ordinary Shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                     1,742,078 Ordinary Shares**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.33%***

14  TYPE OF REPORTING PERSON: IC

*    See Item 3.
**   See Item 5.
*** Based on 40,217,430 ordinary shares of the Issuer issued and outstanding as of October 31, 2009, obtained from the Issuer's Form 6-K for November 2009, filed with the Securities and Exchange Commission on November 27, 2009.

CUSIP No. M51474118


1   NAME OF REPORTING PERSON: Menora Mivtachim Pensions Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF     7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY  8     SHARED VOTING POWER: 949,054 Ordinary Shares**
OWNED BY
EACH          9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH   10    SHARED DISPOSITIVE POWER: 949,054 Ordinary Shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       949,054 Ordinary Shares**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.36%***

14  TYPE OF REPORTING PERSON:  EP

*    See Item 3.
**   See Item 5.
*** Based on 40,217,430 ordinary shares of the Issuer issued and outstanding as of October 31, 2009, obtained from the Issuer's Form 6-K for November 2009, filed with the Securities and Exchange Commission on November 27, 2009.

CUSIP No.  M51474118

1   NAME OF REPORTING PERSON: Menora Mivtachim Finance Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF     7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY  8     SHARED VOTING POWER: 305,623 Ordinary Shares**
OWNED BY
EACH          9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH   10    SHARED DISPOSITIVE POWER: 305,623 Ordinary Shares**


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       305,623 Ordinary Shares**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.76%***

14  TYPE OF REPORTING PERSON:  HC

*    See Item 3.
**   See Item 5.
*** Based on 40,217,430 ordinary shares of the Issuer issued and outstanding as of October 31, 2009, obtained from the Issuer's Form 6-K for November 2009, filed with the Securities and Exchange Commission on November 27, 2009.

CUSIP No.  M51474118

1   NAME OF REPORTING PERSON: Menora Mivtachim Gemel Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF     7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY  8     SHARED VOTING POWER: 259,550 Ordinary Shares**
OWNED BY
EACH          9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH   10    SHARED DISPOSITIVE POWER: 259,550 Ordinary Shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       259,550 Ordinary Shares**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.64%***

14  TYPE OF REPORTING PERSON:  EP

*    See Item 3.
**   See Item 5.
*** Based on 40,217,430 ordinary shares of the Issuer issued and outstanding as of October 31, 2009, obtained from the Issuer's Form 6-K for November 2009, filed with the Securities and Exchange Commission on November 27, 2009.

CUSIP No.  M51474118

1   NAME OF REPORTING PERSON: Menora Mivtachim Mutual Funds Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF     7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY  8     SHARED VOTING POWER: 46,073 Ordinary Shares**
OWNED BY
EACH          9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH   10    SHARED DISPOSITIVE POWER: 46,073 Ordinary Shares**


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                        46,073 Ordinary Shares**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.11%***

14  TYPE OF REPORTING PERSON:  EP

*    See Item 3.
**   See Item 5.
*** Based on 40,217,430 ordinary shares of the Issuer issued and outstanding as of October 31, 2009, obtained from the Issuer's Form 6-K for November 2009, filed with the Securities and Exchange Commission on November 27, 2009.

Item 1. Security and Issuer.
        --------------------

         This Statement on Schedule 13D relates to the ordinary shares, par value NIS 0.20 per ordinary share (the "Ordinary Shares") of Gilat Satellite Networks Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at Gilat House, Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva, Israel.

Item 2. Identity and Background.
        ------------------------

         This Statement is being filed by Menora Mivtachim Holdings Ltd. ("Menora Holdings"), Menora Mivtachim Insurance Ltd. ("Menora Insurance"), Menora Mivtachim Finance Ltd. ("Menora Finance"), Menora Mivtachim Pensions Ltd. ("Mivtachim Pensions"), Menora Mivtachim Gemel Ltd. ("Menora Gemel") and Menora Mivtachim Mutual Funds Ltd. ("Menora Mutual Funds"). Such entities are collectively referred to in this Statement as the "Reporting Persons."

         Menora Holdings is a holding company incorporated under the laws of the State of Israel, whose shares are traded on the Tel Aviv Stock Exchange. 61.9% of Menora Holding's outstanding shares and are held, directly and indirectly, by Mr. Menahem Gurevitch and 38.1% of the outstanding shares of Menora Holdings are held by the public. The address of Menora Holdings' principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

         Menora Insurance is a company incorporated under the laws of the State of Israel. 100.0% of Menora Insurance's outstanding shares are held by Menora Holdings. Menora Insurance's principal business is insurance. The address of Menora Insurance's principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

         Menora Finance is a holding company incorporated under the laws of the State of Israel. 100% of Menora Finance's outstanding shares are held by Menora Holdings. The address of Menora Finance's principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

         Mivtachim Pensions is a pension fund established in accordance with the laws of the State of Israel. 100% of Mivtachim Pensions' outstanding shares are held by Menora Insurance. The address of Mivtachim Pensions' principal office is Shaa'r Hair Tower, 7 Jabotinsky Street, Ramat Gan 52136, Israel.

         Menora Gemel is a company incorporated under the laws of the State of Israel. 100% of Menora Gemel's outstanding shares are held by Menora Finance. Menora Gemel's principal business is the management of provident funds. The address Menora Gemel's principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

         Menora Mutual Funds is a company incorporated under the laws of the State of Israel. 100% of Menora Mutual Funds' outstanding shares are held by Menora Finance. Menora Mutual Funds' principal business is the management of mutual funds. The address of Menora Mutual Funds' principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

         The name, business address and present principal occupation or employment of Mr. Menahem Gurevitch, the controlling shareholder of Menora Holdings, and each of the executive officers and directors of the Reporting Persons, and the name of any corporation or other organization in which such employment is conducted, are set forth on Schedule 1 hereto.

         During the last five years, none of the Reporting Persons and, to the best of the Reporting Person's knowledge, Mr. Menahem Gurevitch and any of the directors and executive officers of the Reporting Persons named on Schedule 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         During the past 60 days, Menora Mivtachim Insurance purchased an aggregate of 112,046 Ordinary Shares of the Issuer in a series of transactions. The total amount of funds used to purchase the 112,046 Ordinary Shares was approximately $523,000.

          During the past 60 days, Menora Mivtachim Pensions purchased an aggregate of 268,620 Ordinary Shares of the Issuer in a series of transactions. The total amount of funds used to purchase the 268,620 Ordinary Shares was approximately $1,088,000.

         During the past 60 days, Menora Mutual Funds purchased an aggregate of 1,661 Ordinary Shares of the Issuer in a series of transactions. The total amount of funds used to purchase the 1,661 Ordinary Shares was approximately $7,700.

         During the past 60 days, Menora Mivtachim Gemel purchased an aggregate of 21,864 Ordinary Shares of the Issuer in a series of transactions. The total amount of funds used to purchase the 21,864 Ordinary Shares was approximately $100,000.

         All of the funds used for the purchases of the Issuer's shares reported in this Statement were derived from the investment accounts of Menora Mivtachim Insurance, Menora Mivtachim Pensions, Menora Mivtachim Gemel and Menora Mutual Funds.

Item 4. Purpose of Transaction.
        -----------------------

         The Ordinary Shares purchased by the Reporting Persons during the past 60 days were purchased for portfolio investment purposes. The Reporting Persons currently do not have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

          (a) The 2,047,701 Ordinary Shares of the Issuer reported in this Statement as beneficially owned by the Reporting Persons are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by Menora Insurance, Menora Pensions, Menora Finance, Menora Gemel and Menora Mutual Funds, all of which are wholly-owned subsidiaries of Menora Holdings, each of which operates under independent management and makes independent voting and investment decisions. Consequently, this Statement should not be construed as an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares of the Issuer covered by this Statement.

         (b) Menora Holdings and Menora Insurance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of an aggregate 793,024 Ordinary Shares of the Issuer held of record by Menora Insurance, which constitute approximately 1.97% of the outstanding Ordinary Shares of the Issuer.

         Menora Holdings, Menora Insurance and Mivtachim Pensions have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 949,054 Ordinary Shares of the Issuer held of record by Mivtachim Pensions, which constitute approximately 2.33% of the outstanding Ordinary Shares of the Issuer.

         Menora Holdings and Menora Finance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 305,623 Ordinary Shares of the Issuer held of record by Menora Finance, which constitute approximately 0.76% of the outstanding Ordinary Shares of the Issuer.

         Menora Holdings, Menora Finance and Menora Gemel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 259,550 Ordinary Shares of the Issuer held of record by Menora Gemel, which constitute approximately 0.64% of the outstanding Ordinary Shares of the Issuer.

         Menora Holdings, Menora Finance and Menora Mutual Funds have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 46,073 Ordinary Shares of the Issuer held of record by Menora Mutual Funds, which constitute approximately 0.11% of the outstanding Ordinary Shares of the Issuer.

         The foregoing percentages are based on 40,217,430 ordinary shares of the Issuer issued and outstanding as of October 31, 2009, obtained from the Issuer's Form 6-K for November 2009, filed with the Securities and Exchange Commission on November 27, 2009.

         (c) The following table sets forth all the transactions in the Ordinary Shares effected by Menora Mivtachim Insurance during the past sixty days. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange.


     Date of Purchase (Sales) by      Number of Ordinary
      Menora Mivtachim Insurance    Shares Purchased (Sold)     Price Per Share*
      --------------------------    -----------------------     ----------------
          Nov 10, 2009                       24,554                  $4.72
          Nov 11, 2009                        5,564                  $4.80
          Nov 16, 2009                          605                  $4.72
          Nov 17, 2009                       56,731                  $4.66
          Nov 18, 2009                       24,592                  $4.61


The following table sets forth all the transactions in the Ordinary Shares effected by Menora Mutual Funds during the past sixty days. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange.

     Date of Purchase (Sales) by      Number of Ordinary
         Menora Mutual Funds        Shares Purchased (Sold)     Price Per Share*
         -------------------        -----------------------     ----------------
          Nov 11, 2009                          580                  $4.73
          Nov 24, 2009                      (2,271)                  $4.45
          Dec 14, 2009                        (500)                  $4.53
          Dec 22, 2009                        1,173                  $4.44
          Dec 27, 2009                        2,040                  $4.51
          Dec 30, 2009                          639                  $4.54

The following table sets forth all the transactions in the Ordinary Shares effected by Menora Mivtachim Gemel during the past sixty days. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange.


     Date of Purchase (Sales) by      Number of Ordinary
        Menora Mivtachim Gemel      Shares Purchased (Sold)     Price Per Share*
        ----------------------      -----------------------     ----------------
          Nov 01, 2009                         88                    $4.01
          Nov 09, 2009                     14,130                    $4.61
          Dec 10, 2009                      1,711                    $4.64
          Dec 20, 2009                      3,555                    $4.45
          Dec 27, 2009                        580                    $4.53
          Dec 30, 2009                      1,800                    $4.12


The following table sets forth all the transactions in the Ordinary Shares effected by Menora Mivtachim Pensions during the past sixty days. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange.


     Date of Purchase (Sales) by      Number of Ordinary
      Menora Mivtachim Pensions     Shares Purchased (Sold)     Price Per Share*
      -------------------------     -----------------------     ----------------
          Nov 1, 2009                      23,352                    $4.01
          Nov 2, 2009                      23,200                    $4.03
          Nov 3, 2009                      88,058                    $3.97
          Nov 5, 2009                      14,982                    $4.04
          Nov 24, 2009                     35,000                    $3.99
          Dec 30, 2009                      7,200                    $4.12
          Dec 31, 2009                     76,828                    $4.17

----------
*The U.S. dollar price of shares purchased on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date. The prices do not include broker's commissions.

         Except for the foregoing transactions, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons on Schedule 1, have effected any transactions in the Ordinary Shares during the past 60 days.

          (d) Except as set forth on this Statement, none of the Reporting Persons nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule 1, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------

         None.

Item 7. Material to be Filed as Exhibits.

         Exhibit 1 - Joint Filing Agreement

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Date: Jan 13, 2010

MENORA MIVTACHIM HOLDINGS LTD.

By:       /s/Ari Kalman                         By:    /s/Yoni Tal
          -------------                                -----------
Name:    Ari Kalman                             Name:  Yoni Tal
Title:   Deputy Managing Director               Title: Chief Investment Officer

MENORA MIVTACHIM INSURANCE LTD.

By:       /s/Ari Kalman                         By:    /s/Yoni Tal
          -------------                                -----------
Name:    Ari Kalman                             Name:  Yoni Tal
Title:   Chief Executive Officer                Title: Deputy Managing Director
                                                       and Investment Division
                                                       Manager

MENORA MIVTACHIM PENSIONS LTD.

By:       /s/Yacov Rozen                        By:    /s/Rami Armon
          --------------                               -------------
Name:    Yacov Rozen                            Name:  Rami Armon
Title:   Chief Executive Officer                Title: Chief Investment Officer

MENORA MIVTACHIM FINANCE LTD.

By:       /s/Yehuda Ben Assayag                 By:     /s/Yoni Tal
          ---------------------                         -----------
Name:    Yehuda Ben Assayag                     Name:  Yoni Tal
Title:   Chairman of the Board of Directors     Title: Director

MENORA MIVTACHIM GEMEL LTD.

By:       /s/Itai Yaakov                        By:     /s/Yacov Rozen
          --------------                                --------------
Name:    Itai Yaakov                            Name:  Yacov Rozen
Title:   Chief Executive Officer                Title: Chairman of the Board of
                                                       Directors

MENORA MIVTACHIM MUTUAL FUNDS LTD.

By:       /s/Ronen Avigdor                      By:    /s/Avi Sternschuss
          ----------------                             ------------------
Name:    Ronen Avigdor                          Name:  Avi Sternschuss
Title:   Chief Executive Officer                Title: Chairman of the Board of
                                                       Directors

                                   Schedule 1

                         List of Officers and Directors

Menora Mivtachim Holdings Ltd.

                                                                   Other Present Principal
                                                                Occupation or Employment (if
Name                        Position at Reporting Person                 applicable)                  Business Address
----                        ----------------------------                 -----------                  ----------------
Menahem Gurevitch        Director and Chief Executive                                                         *
                         Officer
Ari Kalman               Deputy Managing Director                                                             *
Gedalia Doron            Chairman of the Board of Directors                                      4 Uri St., Tel Aviv, Israel
Shlomo Milo              Director                                                                 14 Tsamarot St., Herzlia,
                                                                                                           Israel
Jacob Segal              Director                                                                 62 Pinkas St., Tel Aviv,
                                                                                                           Israel
Bar Cochva Ben-Gera      Director                                                                  16 Keren Hyesod, Rishon
                                                                                                       Lezion, Israel
Shmuel Schwartz          Internal Auditor                                                                     *
Yoni Tal                 Chief Investment Officer                                                             *
Shai Kompel              Chief Financial Officer                                                              *
------------------
         * The business address is that of Menora Holdings Ltd., The address of
Menora Holdings' principal office is Menora House, 115 Allenby Street, Tel Aviv
61008, Israel.

Menora Mivtachim Insurance Ltd.

                                                                  Other Principal Occupation
Name                          Position at Reporting Person       or Employment (if applicable)        Business Address
----                          ----------------------------       -----------------------------        ----------------
Menahem Gurevitch         Chairman of the Board of Directors                                                 *
Gedalia Doron             Director                                                              4 Uri St., Tel Aviv, Israel
Shlomo Milo               Director                                                               14 Tsamarot St., Herzlia,
                                                                                                           Israel
Jacob Segal               Director                                                                62 Pinkas St., Tel Aviv,
                                                                                                           Israel
Kviateck Uri              Director                                                                  8 Oppenhaimer St.,
                                                                                                Tel      Aviv, Israel
Ari Kalman                Director and Chief Executive Officer                                               *
Eran Grifel               Director                               C.E.O - Menora Mivtachim                             *
                                                                 Real Estate Ltd
Bar Cochva Ben-Gera       Director                                                                16 Keren Hyesod, Rishon
                                                                                                       Lezion, Israel

Orly Yarkony              Director                                                                 2 Dov Hoz st, Tel Aviv
Yoni Tal                  Deputy Managing Director and                                                       *
                          Investment Division Manager
Shai Kompel               Deputy Managing Director and                                                       *
                          Accounting Division Manager
Menachem Harpaz           Deputy Managing Director and                                                       *
                          Non-life Division Manager
Shmuel Schwartz           Internal Auditor                                                                   *
Yehuda Grossman           Information and Technology Division                                                *
                          Manager
Dr. Avraham Levenglick    Assistant General Manager and Chief
                          Actuary                                                                            *
Gershon Gurevitch         V.P Logistics and Properties                                                       *
Yehuda Ben Assayag        Deputy Managing Director and Life                                                  *
                          Insurance Division Manager
Ronen Kaufman             Deputy Managing Director and Human                                                 *
                          Resources Division Manager

-------------
*  The business address is that of Menora Mivtachim Insurance Ltd. The address of Menora Insurance's principal office is Menora House, 115 Allenby Street,
   Tel Aviv 61008, Israel.

Menora Mivtachim Pensions Ltd.

                                                                  Other Principal Occupation
Name                          Position at Reporting Person       or Employment (if applicable)        Business Address
----                          ----------------------------       -----------------------------        ----------------
Menahem Gurevitch         Chairman of the Board of Directors                                                  *

Ari Kalman                Director                                                                            *
Shmuel Slavin             Director                                                                 6 Vissman' St.,
                                                                                                 Jerusalem, Israel
Tzipi Samet               Director                                                               13 Hatavor St., Mevaseret
                                                                                                 Zion, Israel
Eran Grifel               Director                                 C.E.O - Menora Mivtachim                            *
                                                                   Real Estate Ltd
Yoram Belizovski          Director                                                               86 Levi Eshkol St., Tel
                                                                                                 Aviv, Israel
Gedalia Doron             Director                                                               4 Uri St., Tel Aviv, Israel
Hezi Zaieg                Director                                 C.E.O Israel Investment       28 H'ham H'tsarfati St.,
                                                                   Center in Investment -        Ramat Gan, Israel
                                                                   Ministry of Industry Trade
                                                                   & Labor
Yacov Rozen               Chief Executive Officer                                                             *
Motti Dahan               Chief Operation and Service Officer                                                 *
Nir Chats                 Legal Advisor and General Counsel                                                   *
Yeshayahu Orzitzer        Chief Actuary                                                                       *
Guy Krieger               Chief Product and Development Officer                                               *
Israel Ezra               Chief Financial Officer                                                             *
Eli Hillel                Chief Audit Executive                                                               *
Rami Armon                Chief Investment Officer                                                            *
Ronny Shilo               Division Human Resources and                                                        *
                          Administrative Manager
Eyal Azmon                Marketing Manager                                                                   *
------------------
*  The business address is that of Menora Mivtachim Pensions Ltd. The address of
   Mivtachim Pensions' principal office is Shaa'r Hair Tower, 7 Jabotinsky
   Street, Ramat Gan 52136, , Israel.

Menora Mivtachim Finance Ltd.

                                                                  Other Principal Occupation
Name                          Position at Reporting Person       or Employment (if applicable)        Business Address
----                          ----------------------------       -----------------------------        ----------------
Ari Kalman                Director                                                                            *
Yoni Tal                  Director                                                                            *
Shai Kompel               Director                                                                            *
Eran Grifel               Director                               C.E.O - Menora Mivtachim Real                *
                                                                 Estate Ltd
Yacov Rozen               Director                                                                            *
Yehuda Ben Assayag        Chairman of the Board of Directors                                                  *
------------------
*  The business address is that of Menora Mivtachim Finance Ltd. The address of
   Menora Finance's principal office is Menora House, 115 Allenby Street, Tel
   Aviv 61008, Israel.

Menora Mivtachim Gemel Ltd.

                                                                  Other Principal Occupation
Name                          Position at Reporting Person       or Employment (if applicable)        Business Address
----                          ----------------------------       -----------------------------        ----------------
Yacov Rozen               Chairman of the Board of Directors                                                *
Guy Krieger               Director                                                                          *
Yehuda                    Director                                                                          *
Ben
Assayag
Guy Iluz                  Director                                                                                    *
Tzipi Samet               Director                                                               13 Hatavor St., Mevaseret
                                                                                                 Zion, Israel
Hezi Zaieg                Director                               C.E.O Israel Investment         28 H'ham H'tsarfati St.,
                                                                 Center in Investment -          Ramat Gan, Israel
                                                                 Ministry of Industry Trade &
                                                                 Labor
Yossi Gordon              Director                               C.E.O Association of            31 Meshek, Aminadav, Israel
                                                                 Contractors and Builders in
                                                                 Israel
Itai Yaakov               Chief Executive Officer                                                           *
------------------
*  The business address is that of Menora Mivtachim Gemel Ltd. Menora Gemel's principal business is the management of provident funds. The address Menora
   Gemel's principal office is Menora House, 115 Allenby Street, Tel Aviv 61008,
   Israel.

Menora Mivtachim Mutual Funds Ltd.

                                                                  Other Principal Occupation
Name                          Position at Reporting Person       or Employment (if applicable)        Business Address
----                          ----------------------------       -----------------------------        ----------------
Avi Sternschuss            Chairman of the Board of Directors                                                *
Moshe Kiali                Director                                                                          *
Hayim Levi                 Director                              Professor at the University     12 Hshahar St., Jerusalem,
                                                                 of  Jerusalem                    Israel
Eitan Barak                Director                                                               3 Kehilat Pozna, Tel Aviv,
                                                                                                  Israel
Anat Bavitz                Director                              C.P.A                            11After St., Tel Aviv,
                                                                                                  Israel
Ronen Avigdor              Director and Chief Executive                                                      *
                           Officer
------------------
*  The business address is that of Menora Mivtachim Mutual Funds Ltd. The address of Menora Mutual Funds' principal office is Menora House, 115 Allenby
   Street, Tel Aviv 61008, Israel.